Hell yeah it's Lil Mama and I am so excited that you guys decided to stop by and check out our page so little Mama's is basically Chattanooga's newest hoagie shop with spunk and my Flavor and my favorite part, 90s Nostalgia. We've created a hip 90s inspired modern inspired hoagie shop. But we need your help right and so because you've taken a moment out of your time to stop by our page we love for you to take a look into our new restaurant and get a feel for what it is that we're giving our customers right now little mamas is seeking investment to purchase a new equipment expand on our catering do some pop shots and other cities and my favorite part I'm going staff coaching so that our staff is able to give our customers the best experience ever so again thank you take a look enjoy the photos and feel free to reach out and ask any question have an amazing day